UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	11 July 2025 - “Holding(s) in Company”

99.1

11 July 2025

HALEON PLC
("Haleon" or "the Company")

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BMX86B70

Issuer Name
HALEON PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Wellington Management Group LLP

City of registered office (if applicable)
Boston

Country of registered office (if applicable)
United States

4. Details of the shareholder

Name	City of registered office	Country of registered office
Vidacos Nominees Limited
State Street Nominees Limited
ROY Nominees Limited
Nortrust Nominees Limited
Mellon Nominees (UK) Ltd.
JP Morgan Chase Nominees Limited
HSBC Global Custody Nominee (UK) Limited
Goldman Sachs International
Euroclear Nominees Limited
BNY Mellon Nominees Limited
BNY (OCS) Nominees Limited
BBH ISL NOMINEES LTD

5. Date on which the threshold was crossed or reached

10-Jul-2025

6. Date on which Issuer notified

11-Jul-2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.970000	0.320000	5.290000	475562641
Position of previous notification (if applicable)	5.510000	0.360000	5.870000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BMX86B70		446889716		4.970000
Sub Total 8.A	446889716		4.970000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Depository receipt			28038886	0.310000
Sub Total 8.B1			28038886	0.310000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Swap	05/05/2028	05/05/2028	Cash	375233	0.010000
Equity Swap	15/05/2033	15/05/2033	Cash	80405	0.000000
Equity Swap	20/05/2033	20/05/2033	Cash	178401	0.000000
Sub Total 8.B2				634039	0.010000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Wellington Management Group LLP (Chain 1)	Wellington Group Holdings LLP			5.290000%
Wellington Management Group LLP (Chain 1)	Wellington Investment Advisors Holdings LLP			5.290000%
Wellington Management Group LLP (Chain 1)	Wellington Management Company LLP
Wellington Management Group LLP (Chain 2)	Wellington Group Holdings LLP			5.290000%
Wellington Management Group LLP (Chain 2)	Wellington Investment Advisors Holdings LLP			5.290000%
Wellington Management Group LLP (Chain 2)	Wellington Management Global Holdings, Ltd.
Wellington Management Group LLP (Chain 2)	Wellington Management International Ltd
Wellington Management Group LLP (Chain 3)	Wellington Group Holdings LLP			5.290000%
Wellington Management Group LLP (Chain 3)	Wellington Investment Advisors Holdings LLP			5.290000%
Wellington Management Group LLP (Chain 3)	Wellington Management Global Holdings, Ltd.
Wellington Management Group LLP (Chain 3)	Wellington Management Hong Kong Ltd
Wellington Management Group LLP (Chain 4)	Wellington Group Holdings LLP			5.290000%
Wellington Management Group LLP (Chain 4)	Wellington Investment Advisors Holdings LLP			5.290000%
Wellington Management Group LLP (Chain 4)	Wellington Management Global Holdings, Ltd.
Wellington Management Group LLP (Chain 4)	Wellington Management Europe GmbH

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Wellington Management Company LLP is an investment management entity that manages the assets of certain funds and/or managed accounts.Wellington Management Company LLP is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Management Group LLP.

Wellington Management International Ltd, Wellington Management Hong Kong Ltd and Wellington Management Europe GmbH are investment management entities that manage the assets of certain funds and/or managed accounts.
Wellington Management International Ltd, Wellington Management Hong Kong Ltd and Wellington Management Europe GmbH are direct controlled undertakings of Wellington Management Global Holdings, Ltd., which, in turn, is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Management Group LLP.

12. Date of Completion

11-Jul-2025

13. Place Of Completion

London, UK

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: July 11, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary